Exhibit 11.1

INNEOVA HOLDINGS LIMITED

(FORMERLY KNOWN AS SAG HOLDINGS LIMITED)

(Revised on April 25, 2025)

Insider Trading Policy

This Insider Trading Policy provides the standards of INNEOVA Holdings Limited (the “Company” or the “Group”) on trading and causing the trading of the Company’s securities or securities of other publicly-traded companies while in possession of confidential information. This Policy is divided into two (2) parts: Part I prohibits trading in certain circumstances and applies to all directors, officers and employees of the Company; and Part II imposes special additional trading restrictions and applies to all directors and executive officers of the Company, as well as to any additional persons that the Company’s Compliance Officer (as defined in Part I, Section 3(c) below) may designate from time to time as being subject to this Policy for Covered Persons by delivering to such persons a written notice of designation (collectively, “Covered Persons”).

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee who buys or sells Company stock on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, licensors, licensees or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I

1. Applicability

This Policy applies to all transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This Policy applies to all employees of the Company and its subsidiaries, all officers of the Company and its subsidiaries and all members of the Company’s Board of Directors. The Compliance Officer has discretion to require a Company consultant or other service provider to comply with this Policy and to treat such consultant or service provider as a Covered Person.

2. General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information

(a) No director, officer or employee may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined in Part I, Sections 3(a) and 3(b) below.)

(b) No director, officer or employee who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends.

(c) In addition, no director, officer or employee may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee who knows of any such material non-public information may communicate that information to any other person, including family and friends.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Compliance Officer or his or her designee.

(e) Part I, Sections 2(a) and 2(d) above of this Policy do not apply to (1) the exercise of an employee stock option, (2) the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option, a restricted stock award, a restricted stock unit award or other equity award to satisfy tax withholding requirements or (3) transactions pursuant to an “Approved 10b5-1 Plan” described in Part II, Section 1(c) below. Sections 2(a) and 2(d) do apply, however, to any sale of the Company’s securities described in clauses (1) and (2) of the preceding sentence, including a sale of Company securities as part of a broker-assisted cashless exercise of an option and a sale of Company securities for the purpose of generating the cash needed to pay the exercise price of an option.

(f) Part II of this Policy discusses the requirement to pre-clear transactions in the Company’s securities with the Compliance Officer and to conduct transactions in the Company’s securities only during window periods, subject to several specified exceptions.

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3. Definitions

(a) Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

●	undisclosed financial results of the Company;

●	changes in earnings estimates or unusual gains or losses in major operations;

●	negotiating, obtaining or losing important contracts;

●	sales, marketing and manufacturing of any of the Company’s products;

●	significant write-downs in assets or increases in reserves;

●	developments regarding significant litigation or government agency investigations;

●	liquidity problems;

●	major changes in management;

●	proposals, plans or agreements involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and

●	public or private offerings of securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction or approval of a new product, the point at which negotiations or product development is determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

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(b) Non-Public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

●	information available to a select group of analysts or brokers or institutional investors;

●	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

●	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two (2) days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is “non-public” and treat it as confidential.

(c) Compliance Officer. The Company has appointed the Chief Financial Officer of the Company as the Compliance Officer for this Policy. The Chief Executive Officer will act as the Compliance Officer (i) if the position of the Chief Financial Officer is vacant or (ii) during any financial year in which the Chief Financial Officer is unable to perform his or her duties under this Policy as a result of absence from the office or any other reason. The Chief Executive Officer will also act as the Compliance Officer with respect to any transaction or proposed transaction in the Company’s securities by the Chief Financial Officer. The Company’s Board of Directors or Nominating and Corporate Governance Committee may at any time designate a different officer to serve as the Compliance Officer.

The primary duties of the Compliance Officer include the following:

●	assisting with implementation of this Policy;

●	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws; and

●	pre-clearing transactions in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below.

4. Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three (3) times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek a minimum of $1 million from a company and/or management and supervisory personnel as control persons.

(b) Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to this Policy, if permitted, may be granted only by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

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PART II

1. Blackout Periods

All Covered Persons are prohibited from engaging in any transaction in the Company’s securities during blackout periods, subject to the exceptions described below.

(a) Quarterly Blackout Periods. Transactions in the Company’s securities are prohibited during the period beginning two (2) weeks before the last day of each financial quarter or financial year and ending two (2) business days after public release of quarterly or annual financial results for that financial period. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.

(b) Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c) Exceptions. Notwithstanding the foregoing, blackout period trading restrictions do not apply to (1) bona fide gifts or charitable contributions as long as the Covered Person does not control the donee and does not give the donee material non-public information about the Company, (2) the exercise of an employee stock option or the vesting of a restricted stock award, restricted stock unit award or other equity award, or (3) the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option, a restricted stock award, a restricted stock unit award or other equity award to satisfy tax withholding requirements. However, the sale of the securities described in clauses (2) and (3) of the preceding sentence is subject to the blackout period trading restrictions. Furthermore, blackout period trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement under SEC Rule 10b5-1 (an “Approved 10b5-1 Plan”) that:

●	has been reviewed and approved at least one month in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least one month in advance of any subsequent trades);

●	was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about the Company; and

●	gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions or other formula(s) describing such transactions.

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2. Trading Windows

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. However, even during this trading window, a Covered Person who is in possession of any material non-public information about the Company should not trade in the Company’s securities, subject to the exceptions described in Part II, Section 1(c) above, until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3. Pre-Clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from engaging in transactions in the Company’s securities, even during a trading window under Part II, Section 2 above, without first pre-clearing with the Compliance Officer all transactions in the Company’s securities, except as described below.

(b) Subject to the exceptions described in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or gift, pledge, loan, place in a margin account or otherwise transfer) any Company security at any time without obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c) The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked or otherwise specified by the Compliance Officer, a grant of permission will normally remain valid until the close of trading ten business days following the day on which it was granted. If the transaction does not occur during the approved period, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance is not required for (1) the exercise of an employee stock option or the vesting of a restricted stock award, restricted stock unit award or other equity award, or (2) the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option, a restricted stock award, a restricted stock unit award or other equity award to satisfy tax withholding requirements. However, the sale of the securities described in the preceding sentence does require pre-clearance from the Compliance Officer. Furthermore, pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4. Prohibited Transactions

(a) A Covered Person, including such person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, is prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:

●	Short-term trading - A Covered Person who purchases Company securities in the open market may not sell in the open market any Company securities of the same class for at least six (6) months after the purchase, and vice versa. This prohibition does not apply to purchases of securities from the Company upon the exercise of stock options.

●	Short sales - A Covered Person may not sell the Company’s securities short.

●	Options trading - A Covered Person may not buy or sell puts or calls or other derivative securities on the Company’s securities.

●	Hedging - A Covered Person may not enter into hedging or monetization transactions or similar arrangements with respect to the Company’s securities.

5. Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

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